October 7, 2009

Mr. Karl Hiler
Branch Chief
Division of Corporation Finance
Mail Stop 2010
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2001

Re:	Glen Rose Petroleum Corporation
Form 10-K/A1 for Fiscal Year Ended March 31, 2008
Filed April 16, 2009
File No. 1-0179

Dear Mr. Hiler:

Glen Rose Petroleum Corporation hereby submits the following in response to the Commission Staff’s letter dated May 4, 2009.

General

1.	Please submit your letter of correspondence dated March 27, 2009, as well as all future letters of correspondence with us, on EDGAR

That letter of correspondence is attached as Exhibit 9.01 to this response.

2.
The comments below relate to accounting and disclosure issues raised on your annual report which may also pertain to your three subsequent interim reports.  Please submit the accounting and disclosure revisions that you propose for your annual and interim reports to resolve these matters prior to filing amendments.

We have separately provided draft Form 10-K/A2 for the year ending March 30, 2008 and Forms 10-Q/A2 filings to the staff for the periods ending June 30, 2008, September 30, 2008, and December 31, 2008.

Controls and Procedures Page 2

3.
We have read your response to prior comments 1 and 2, concerning disclosure controls and procedures, and your assessment of the effectiveness of internal control over financial reporting.  We see that you have mixed disclosures pertaining to the evaluation and to the assessment in your periodic filings, including the amendments.  We have the following suggestions.

Mr. Karl Hiler
U.S. Securities and Exchange Commission
October 7, 2009

a.
Include the subheading “Disclosure Controls and Procedures” before the first paragraph under the main heading, and remove the corresponding reference from your header “Management’s Report on Internal Controls over Financial Reporting . . .”

b.
Move the representation that you added to the sixth paragraph in the amended filing, indicating the disclosure controls and procedures were not effective as of March 31, 2008, to the first paragraph, to accompany your disclosure about the evaluation that was performed.

c.
Given your disclosure in the second paragraph, indicating that there were no changes in your internal controls over financial reporting during the fourth quarter, your disclosure in the eight (sic) paragraph, stating that “Other than as described above, there were no changes . . . subsequent to the date of management’s evaluation” is not required and should either b e replaced with like disclosure or removed (as no changes were identified, the “Other than” reference creates confusion unnecessarily, and the time period of reference, i.e. “subsequent” is no longer a period for which representation is prescribed, as it presumes an additional evaluation is performed subsequent to the required evaluation).

d.
Move the disclosure in the fifth paragraph, pertaining to your testing of disclosure controls and procedures, to precede the first paragraph, but under the heading “Disclosure Controls and Procedures.”

We have incorporated these suggested changes in the draft Form 10-K for the period ending March 30, 2008 provided to the Staff.

Financial Statements

Balance Sheet, page F-3

4.
We do not see how the ceiling test you provided in response to prior comment 3 is in compliance with Rule 4-10(c)(4) of Regulation S-X as you have not included any explanation of assumptions, nor have you differentiated between costs associated with proved properties, unproved properties subject to amortization, or unproved properties not subject to amortization.  In addition, you should identify the sources of the data, show correlation with your properties and indicate the dates the tests were performed.

The Company obtained a reserve report for March 31, 2008 from TEC Engineering Group, Inc. of Tyler, Texas (Texas Board of Professional Engineers, Firm # 4405, Robert D. Ungerecht, professional engineer, Texas Board of Professional Engineers license # 27721). This reserve report related to the Wardlaw leases in Edwards County, Texas which is the Company’s only operational area.   The total amount used in the ceiling test is the PV10 as  provided in the reserve report and included in FN 17 of $12,970,735 plus the value of the unproved of $5.9 million exceeds the $5.9 million NBV of the property.  The $5.9 million is unproved properties was not subject to amortization as of March 31, 2008.

Mr. Karl Hiler
U.S. Securities and Exchange Commission
October 7, 2009

Further, your explanation of the revision in your reserve estimates in 2008, saying that it relates to the difference of production from oil produced in 2007 as compared to 2008, is not sufficiently descriptive.  You should identify the new information that you obtained and utilized in revising your reserve estimates upward during 2008.

We reissue prior comment 3.

The Company operated under previous management and majority ownership in preparing the Form 10-K for the period ending March 31, 2007.  Page 6 of that Form 10-K states:  “Because we had nominal proved reserves on March 31, 2007, we did not commission a reserve report.”  Thus, the Company reported zero proved reserves due the lack of a reserve report, although it also, at the same time, reported 44 producing wells associated with the Wardlaw leases.  (See page 7).   These producing wells indicate that the Company did have reserves that would have qualified as proved had it commissioned a reserve report.

The Company commissioned a reserve report for the 2008 Form 10-K from TEC Engineering Group, Inc. of Tyler, Texas.  The reserve adjustment for 2007 was determined by taking the 2008 reserve report number and adding the production from the previous year to make an adjusted reserve estimate for 2007.

 The revision is based upon having commissioned a reserve report for 2008 after not having commissioned a reserve report for 2007.

Statement of Operations, page F-5

5.
We have read your response to prior comment 4, indicating that you believe that the loss on the sale of your oil and gas assets of $6,125,233 in 2007, and the gain on the sale of property and equipment of $12,031 in 2008, were appropriately excluded from your measure of loss from operations because these resulted from transactions that were peripheral to you business in producing oil and gas.  Please explain why you believe the guidance in paragraph 45 of SFAS 144 does not apply to you.  Please contact us via telephone if you require further clarification on this matter.

Mr. Karl Hiler
U.S. Securities and Exchange Commission
October 7, 2009

Attached please find a proposed revised Form 10-K for the period ending March 31, 2007 that moves the loss on the sale of oil and gas assets from below the line to above the line, thus including it as an operating loss.

The gain on sale in 2008 of $12,031 related to the sale of furniture and vehicles separate from oil and gas operations.

Note – 1 Organization and Summary of Significant Accounting Policies, page F-8

Oil and Gas Properties, page F-8

6.
We have read your response to prior comment 5 in which you propose to expand your disclosure in Note 1 in future filings to indicate that your operations are concentrated in one field.  Please ensure that you differentiate between proved properties, unproved properties subject to amortization, and unproved properties not subject to amortization in preparing your disclosure.  Also indicate wither you are amortizing costs using proved reserves or some other measure.  The current status of your properties in each group should be clear.  If you have any properties in the third group, disclose the anticipated timing of the inclusion in your amortization computation, in accordance with Rule 4-10(c)(7)(ii) of Regulation S-X.  Please submit your proposed revisions.

No costs were being amortized and the $5.9 million in unproved properties was not subject to amortization as of March 31, 2008. The Company has only one set of leased acreage in Edwards County, Texas.  The Company has not made a determination of anticipated timing of inclusion of the amortization for the unproved properties not subject to amortization.

Form 10-Q/A1 for the Fiscal Quarter Ended December 31, 2008

7.
We note that you have opted to include disclosure about your assessments of internal control over financial reporting in your interim reports.  While we have no objection, you should understand that this is an annual reporting requirement unlike the disclosure about your evaluation of the effectiveness of disclosure controls and procedures.  However, you are required to disclose any changes in internal control over financial reporting in each quarterly report to comply with Item 308(c) of Regulation S-K.

Mr. Karl Hiler
U.S. Securities and Exchange Commission
October 7, 2009

The disclosures should pertain to any change during the most recently completed fiscal quarter.  In filing your amendments to the second and third quarterly reports, you have provided representations about change of internal control over the financial reporting during the first quarter, rather than the quarter for which those reports pertain.  Since you include a heading “Changes in Internal Control over Financial Reporting, we suggest that you reposition your disclosure under that heading and clarify for the appropriate quarter.

Your disclosure under “Changes in Internal Control Over Financial Reporting” appears to be modeled after superseded disclosure guidance, given the reference to “internal controls” rather than “internal controls over financial reporting and the period “subsequent to the date of their evaluation” rather than the most recently completed fiscal quarter W3 suggest that you replace this disclosure with the disclosure outlined above.

Exhibits

Exhibits 31.1 and 31.2

Please see attached revised Forms 10-Qs for periods ending June 30, 2008, September 30, 2008, and December 31, 2008 incorporating suggested changes.

8.
We note your Officers’ certifications do not comply with the current format required by Item 601(b)(31)(i) of Regulation S-K.  Please remove the Officers’ titles from your certification and revise the wording in the first paragraph to make reference to your quarterly report rather than to your annual report, and include the revised certifications in an amendment to you filing.  This also applies to the amendments of your interim reports for the periods ended June 30, 2008 and September 30, 2008.

Please see attached revised Forms 10-Qs for periods ending June 30, 2008, September 30, 2008, and December 31, 2008 incorporating suggested changes.

Respectfully Submitted,

Andrew Taylor-Kimmins
President